September 25th 2007

Dear Bali Randhawa, Board Director  of Paivis Corp:

I, Gregory Bauer send you this letter of resignation resigning from all officer and director position of Paivis Corp, and all Subsidiaries or divisions of PAIVIS Corp and the Board of Directors of PAIVIS Corp effective September 25, 2007.

I have and will always have an enormous allegiance and respect for this Company, founders, and to our faithful employees and loyal stockholders.

In accordance with Item 6 of Form 8-K and Item 7 of Schedule 14A, I request that you disclose this letter and that you file a copy of this letter as an exhibit to a Company Form 8-K.

With sincere regret,

/s/ Gregory L Bauer
Gregory L Bauer